ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 12, 2022

Renee E. Laws T + 617 235-4975 Renee.laws@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Timothy Worthington, Esq.

Re:	Brighthouse Funds Trust I (the “Registrant”)

(File Nos. 333-48456 and 811-10183)

Dear Mr. Worthington:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by telephone on March 29, 2022, in connection with Post-Effective Amendment No. 98 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) for PanAgora Global Diversified Risk Portfolio (the “Portfolio”), a series of the Registrant, which was filed with the Commission on February 8, 2022, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. For your convenience, the Staff’s comments are summarized below, and each is followed by the Registrant’s response. Corresponding changes will be reflected in the next post-effective amendment to the Registration Statement relating to the Portfolio where applicable. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statement.

General Comments

1.

Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this Registration Statement. We remind you that the Portfolio and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges the Staff’s comments.

2.

Comment: Please respond to all comments in writing and file the correspondence via EDGAR with the Commission at least five business days prior to the effective date of the Registration Statement. Please also transmit the correspondence and a blackline copy of the changes, if applicable, by email to Mr. Timothy Worthington, Esq.

Response: The Registrant has complied with this request.

Prospectus

3.

Comment: Please supplementally explain the basis for including the footnote to the Portfolio’s “Annual Portfolio Operating Expenses” table in the “Portfolio Summary—Fees and Expenses of the Portfolio” section of the Prospectus that states: “Information shown is based on the expenses of PanAgora Global Diversified Risk Portfolio (the “Predecessor Portfolio”) for calendar year 2021, restated to give effect to the advisory agreement applicable to the Portfolio. The Predecessor Portfolio is the accounting survivor of its merger into the Portfolio effective as of the date of this prospectus. If the combined assets of the Portfolio and the Predecessor Portfolio were reflected, management fees, other expenses, acquired fund fees and expenses, total annual Portfolio operating expenses and net operating expenses shown would be 0.62%, 0.03%, 0.02%, 0.92% and 0.89%, respectively.”

Response: The Registrant respectfully submits that the expenses shown in the Annual Portfolio Operating Expenses” table in the “Portfolio Summary—Fees and Expenses of the Portfolio” section of the Prospectus are based on the expenses of the Predecessor Portfolio for the fiscal year ended December 31, 2021 because the Predecessor Portfolio will be the accounting survivor of its merger into the Portfolio (the “Reorganization”) effective as of the close of business on the date of the prospectus. However, the assets of the combined Portfolio following the Reorganization will be higher than those of the Predecessor Portfolio for its last fiscal year and, therefore, the Portfolio’s actual expenses will be lower following the closing of the Reorganization. The Registrant believes that the footnote provides investors with more accurate information regarding the expenses they are expected to bear as shareholders of the Portfolio.

4.

Comment: In light of the reference to “Exposure to fixed income risk” in the “Portfolio Summary—Principal Investment Strategies” section, please disclose the maturity, duration, and quality criteria with respect to the Portfolio’s fixed income investments. If there are no such criteria, please state this.

Response: The Registrant has added the following disclosure to the “Portfolio Summary—Principal Investment Strategies” section of the prospectus:

“The Portfolio may invest in debt securities of any credit quality, maturity or duration.”

5.

Comment: As the Portfolio’s name includes the term “global,” please expressly describe how the Portfolio will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Portfolio could include a policy that under normal market conditions, the Portfolio will invest at least 40% (or 30% in unfavorable market conditions) of its assets in investments tied economically to countries outside the U.S. See Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001).

Response: The Registrant has considered the Staff’s comment and respectfully submits that the Portfolio’s current disclosure is consistent with Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”). The Release states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States. In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the SEC’s Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI report, the SEC staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

The Registrant believes that: (a) the Portfolio’s policy that under normal market conditions, it seeks to gain exposure to: (i) equity risk by investing in “global developed markets large-cap equities, global emerging markets equities, U.S. mid-cap equities, and U.S. small cap equities”; (ii) fixed income risk by investing in “global developed market bonds”; and (iii) inflation risk by investing in “global inflation linked government bonds, including Treasury Inflation Protected Securities (“TIPS”), commodity futures and swaps, and emerging markets currencies, including through cash bonds and currency forwards”; and (b) the statement in the Portfolio’s investment strategy that the Portfolio “has no geographic limits on where its investments may be located or where its assets may be exposed, except that its investments in (and exposure to) fixed income securities will be limited to those issued by governments or corporate entities located in developed markets,” together “connote diversification among investments in a number of different countries throughout the world” as specified in footnote 42 to the Release. Therefore, the Registrant respectfully declines to revise the disclosure.

6.

Comment: The “Portfolio Summary—Principal Investment Strategies” section states “As a result of the Portfolio’s use of derivative instruments, the Portfolio may at times have leveraged exposure to one or more asset classes. The Portfolio’s use of futures contracts, forward contracts, swaps and certain other derivative instruments will have the effect of economic leverage.” Please clarify whether the Portfolio’s use of derivatives to amplify returns is an explicit part of the Portfolio’s investment strategy, or if it is merely a byproduct of the Portfolio’s use of derivatives. If the Portfolio will use derivatives for any other purpose (e.g., hedging), please add appropriate disclosure. In addition, please clarify whether the Portfolio’s use of derivatives is limited to commodity and currency derivatives or, if other derivatives are used.

Response: The Registrant notes that the Subadviser pursues an investment strategy designed to generate returns from a combination of asset classes with diversified risk characteristics, and derivative instruments are utilized to gain exposure to the different areas of risk (as stated in the Portfolio’s principal investment strategies) and, to a lesser extent, the Portfolio may invest in derivatives for hedging purposes (as stated in the Portfolio’s principal risks). The Registrant respectfully submits that the Portfolio’s disclosures regarding the Portfolio’s intended use of derivatives and the types of derivatives that are primarily used by the Portfolio are appropriate and complete. Therefore, the Registrant respectfully declines to revise the disclosure.

7.

Comment: Please supplementally describe the Portfolio’s plans for coming into compliance with the new Derivatives Risk Management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative or absolute VaR test. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” Release No. IC-34084 (Nov. 2, 2020). If the Portfolio anticipates using relative VaR, please identify the index.

Response: The Portfolio is in the process of developing, and will adopt and implement a written derivatives risk management program that will include policies and procedures reasonably designed to manage the Portfolio’s derivatives risks as required by Rule 18f-4. It is expected that the program will be administered and overseen by a committee that will be designated as the derivatives risk manager. The program will identify and provide an assessment of the Portfolio’s derivatives usage and risks. In addition, the program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Portfolio’s derivatives exposure; (2) monitoring and assessment of the Portfolio’s exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Portfolio’s counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, backtesting, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. The Registrant respectfully submits that certain specific elements of the program are still under consideration, such as whether the Portfolio will use a relative or absolute VaR test and, if the Portfolio uses a relative VaR test, what the applicable index will be.

8.	Comment: In the “Portfolio Summary—Principal Risks” section, please consider adding equity risk disclosure.

Response: The Registrant respectfully submits that the risks associated with investments in equity securities are addressed in the “Market Risk” sub-sections under the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections, which discuss the risks of investments in equity securities.

9.	Comment: In the “Portfolio Summary—Principal Risks” section, please consider positioning “Forward and Futures Contract Risk” as a sub-section under “Derivatives Risk.”

Response: The Registrant believes it is appropriate to disclose “Forward and Futures Contract Risk” as a distinct principal risk of the Portfolio and that this presentation facilitates shareholder understanding. The Registrant therefore respectfully declines to revise the disclosure.

10.	Comment: In the “Portfolio Summary—Principal Risks” section, please consider adding risk disclosure for options and swaps.

Response: The Registrant respectfully submits that the risks associated with investments in options and swaps are addressed in the “Derivatives Risk” sub-sections under the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections, which discuss the risks of investments in derivatives generally.

11.	Comment: In the “Portfolio Summary—Principal Risks” section, please consider adding risk disclosure for small-cap and mid-cap investments.

Response: The Registrant has added the following disclosure to the “Portfolio Summary—Principal Risks” section of the prospectus:

“Market Capitalization Risk. Investing primarily in issuers in one market capitalization category (large, medium or small) carries the risk that due to current market conditions that category will be out of favor with investors. Larger, more established companies may be unable to respond quickly to new competitive challenges or attain the high growth rate of successful smaller companies. Stocks of medium and small capitalization companies may be more volatile than those of larger companies due to, among other things, narrower product lines, more limited financial resources and fewer experienced managers. In addition, there is typically less publicly available information about small capitalization companies, and their stocks may have a more limited trading market than stocks of larger companies.”

In addition, the Registrant has added the following disclosure to the “Principal Risks of Investing in the Portfolio” section of the prospectus:

“Market Capitalization Risk.

Stocks fall into three broad market capitalization categories—large, medium and small. A Portfolio that invests primarily in one of these categories carries the risk that due to current market conditions that category will be out of favor with investors.

If valuations of large capitalization companies appear to be greatly out of proportion to the valuations of small or medium capitalization companies, investors may migrate to the stocks of small and medium-sized companies. Larger, more established companies may also be unable to respond quickly to new competitive challenges such as changes in technology and consumer tastes. Many larger companies also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

Investing in medium and small capitalization companies is generally subject to special risks associated with narrower product lines, more limited financial resources, fewer experienced managers, dependence on a few key employees, and a more limited trading market for their stocks, as compared with larger companies. In addition, securities of these companies are subject to the risk that, during certain periods, the liquidity of particular issuers or industries will shrink or disappear with little forewarning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. Securities of medium and smaller capitalization issuers may therefore be subject to greater price volatility and may decline more significantly in market downturns than securities of larger companies. Smaller and medium capitalization issuers may also require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition, and may be susceptible to bankruptcy. Transaction costs for these investments are often higher than those of larger capitalization companies. There is typically less publicly available information about small capitalization companies.

Some small and medium capitalization companies also may be relatively new issuers, which carries risks in addition to the risks of other medium and small capitalization companies. New issuers may be more speculative because such companies are relatively unseasoned. These companies will often be involved in the development or marketing of a new product with no established market, which could lead to significant losses.”

12.

Comment: The last sentence of “Portfolio Summary—Principal Risks—Foreign Investment Risk states: “To the extent the Portfolio invests in foreign sovereign debt securities, it is subject to additional risks.” Please consider disclosing the risks of investing in foreign sovereign debt securities as a discrete principal risk of the Portfolio.

Response: The Registrant respectfully submits that the caption “Foreign Investment Risk” is appropriate for this section in light of the various risks associated with foreign investment, of which foreign sovereign debt securities risk is only one component. Additionally, the Registrant believes that it is beneficial to investors for the Portfolio to describe the primary risks associated with foreign investment, including foreign sovereign debt securities, in a single risk factor rather than in disparate risk factors. The Registrant further submits that the specific risks associated with investments in foreign sovereign debt securities are discussed in the seventh paragraph of the “Foreign Investment Risk” sub-section under the “Principal Risks of Investing in the Portfolio” section. Therefore, the Registrant respectfully declines to revise the disclosure.

13.	Comment: Please supplementally disclose the no-action letter guidance that the Portfolio is relying on to show past performance in the “Portfolio Summary—Past Performance” section.

Response: The Registrant respectfully submits that, as described in the Registrant’s response to the Staff’s comments regarding Registrant’s registration statement on Form N-14 (as filed with the Commission on December 1, 2021, pursuant to Rule 488 under the Securities Act), the information shown in the “Portfolio Summary—Past Performance” section is that of the Predecessor Portfolio in reliance on North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994).

14.

Comment: Please explain why the section entitled “Principal Risks of Investing in the Portfolio” is placed before the section entitled “Additional Information About the Portfolio’s Investment Strategies” within the Portfolio’s prospectus.

Response: The Registrant believes that the placement of the section “Principal Risks of Investing in the Portfolio” within the Portfolio’s prospectus is appropriate and serves to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

15.

Comment: Please provide a stated investment objective in the section entitled “Additional Information About the Portfolio’s Investment Strategies – Investment Objective” pursuant to Item 9(a) of Form N-1A.

Response: The Registrant respectfully submits that the disclosure under “Additional Information About the Portfolio’s Investment Strategies – Investment Objective” is responsive to the requirements of Item 9(a) of Form N-1A. The Registrant further notes that page 18 of the adopting release for the amendments to Form N-1A (Investment Company Act Release No. 23064. (Mar. 13, 1998) (the “Adopting Release”)) states that “[i]nformation included in the summary section need not be repeated elsewhere in the prospectus.” In addition, General Instruction 3(a) to Form N-1A states: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant notes that the Portfolio’s investment objective is stated in the Portfolio’s Item 2 disclosure in the “Portfolio Summary—Investment Objective” section of the prospectus and that the Portfolio therefore has not repeated the investment objective in Item 9 disclosure, consistent with the requirements of Form N-1A and the related instructions and the Adopting Release.

16.

Comment: The section entitled “Additional Information About the Portfolio’s Investment Strategies” appears to be incomplete in light of Item 9(b) of Form N-1A, which requires a fund to “describe the fund’s principal investment strategies, including the particular type or types of securities in which the fund principally invests or will invest.” Please add appropriate disclosure to this section pursuant to these requirements.

Response: Please see the response to Comment 15 above. General Instruction 3(a) to Form N-1A states: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant believes that the discussion of the Portfolio’s principal investment strategies and implementation of investment objectives in the Portfolio’s Item 4 and 9 disclosures in the “Portfolio Summary—Principal Investment Strategies” and “Additional Information About the Portfolio’s Investment Strategies” sections of the prospectus are responsive to the Form N-1A and the related instructions and the Adopting Release.

17.

Comment: The final paragraph of the “Portfolio Summary—Principal Investment Strategies” section indicates that the Portfolio may invest in a wholly-owned and controlled subsidiary, organized under the laws of the Cayman Islands. Please address the following in connection with the Subsidiary:

a.

Please disclose that the Portfolio complies with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.

Response: The Registrant confirms that the Portfolio and the Subsidiary will comply with sections 8 and 18 of the 1940 Act on a consolidated basis. Further, the Registrant respectfully submits that such disclosure is included in the penultimate paragraph of the “Portfolio Summary—Principal Investment Strategies” section as follows:

“The Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Portfolio’s transactions in derivatives. In addition, the Portfolio and the Subsidiary will be subject to the Portfolio’s fundamental investment restrictions and compliance policies and procedures on a consolidated basis. The Portfolio is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.”

b.

Please disclose that any investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Portfolio under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same investment adviser is providing advisory services to the Portfolio and the Subsidiary, the review of the Portfolio’s and the Subsidiary’s investment advisory agreements may be combined for purposes of section 15(c) of the 1940 Act.

Response: The Registrant confirms that the Subsidiary’s advisory agreement will comply with the provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an advisory agreement of the Portfolio under section 2(a)(20) of the 1940 Act. The Registrant further notes that the advisory agreement between the Subsidiary and its investment adviser is included as an exhibit to the Registration Statement.

c.	Please disclose that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (section 17). Please identify the custodian of the Subsidiary, if any.

Response: The Registrant confirms that the Subsidiary complies with the provisions under section 17 the 1940 Act relating to affiliated transactions and custody. As stated in the Part C to the Registration Statement, the Subsidiary’s custodian is State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111.

d.	Please confirm in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Portfolio. If the financial statements of the Subsidiary will not be consolidated with those of the Portfolio, please explain why not.

Response: The Registrant confirms that the financial statements of the Subsidiary are consolidated with those of the Portfolio.

e.

Please confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s other expenses will be included in “Other Expenses” in the Portfolio’s fee table and (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s other expenses will be included in “Other Expenses” in the Portfolio’s fee table. In addition, the Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

* * * * *

Because the Portfolio is offered as an underlying investment option for variable life insurance policies and variable annuity contracts (“Contracts”) issued by insurance companies, the Registrant plans to provide the Portfolio’s Prospectus and Statement of Additional Information to the insurance companies on or about April 15, 2022 to facilitate the printing and mailing of such documents to Contract holders together with the annual updates for the Contracts. If you have any questions or require any clarification concerning the foregoing, we would greatly appreciate hearing from you before that date. Please do not hesitate to call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Dina Lee, Esq.

Brian D. McCabe, Esq.

Jeremy C. Smith, Esq.